Exhibit 99.1

News Release

XOMA Reports Third Quarter 2006 Results

*********************************************************************

Berkeley, CA – November 9, 2006 – XOMA Ltd. (NASDAQ: XOMA), a leader in the discovery and development of antibody therapeutics for cancer and immunological disorders, today announced its results for the third quarter ended September 30, 2006.

Third Quarter Results

XOMA recorded total revenues for the third quarter of $7.4 million, an increase of $3.0 million over the third quarter of 2005. Growth in revenues was due primarily to higher contract development revenues and growth in royalties from Genentech, Inc.’s (“Genentech”, NYSE: DNA) RAPTIVA® and LUCENTIS™ products.

The operating loss for the third quarter was $9.5 million in 2006 compared with $8.2 million in the 2005 quarter, reflecting the higher revenue in 2006, offset primarily by higher research and development expenses and contract service costs. The net loss for the third quarter of 2006 was $10.8 million or ($0.11) per share, compared with a net loss of $9.0 million or ($0.10) per share for the quarter ended September 30, 2005. Non-cash charges related to convertible debt derivative accounting and debt conversions were $0.2 million in the third quarter of 2006. A more detailed discussion of XOMA’s third quarter financials is provided below, in XOMA’s most recent 10-Q filing, and in a question and answer format on XOMA’s website at http://www.xoma.com/wt/page/investors.

Recent Highlights

•	XOMA and Takeda Pharmaceutical Company Limited of Japan announced an antibody development collaboration in which XOMA will receive up-front payments, funded R&D, milestones and royalties. Based on currently anticipated development plans and costs, XOMA estimates that the aggregate amount of up-front, R&D funding and milestone payments to XOMA under the collaboration could exceed $100 million before product royalties.

•	Worldwide sales of Genentech’s LUCENTIS™ reached $156.4 million in the third quarter, its first full quarter of commercial sales. XOMA receives a royalty on sales of LUCENTIS™.

•	Dr. Patrick Scannon was appointed executive vice president and chief biotechnology officer of XOMA and tasked with leading XOMA’s growing effort to serve government clients.

•	XOMA successfully completed a $15.0 million contract with the National Institute of Allergy and Infectious Diseases (“NIAID”, a part of the National Institutes of Health) (100% funded with Federal funds from NIAID under Contract No. HHSN266200500004C), and was awarded a follow-on contract for $16.3 million for development work on an innovative 3-antibody therapy against botulinum neurotoxin (100% funded with Federal funds from NIAID under Contract No. HHSN266200600008C/N01-A1-60008).

•	XOMA was designated to receive up to $28.1 million for the manufacture of antibodies against several human pathogens as a subcontractor under a Biodefense contract between SRI International and NIAID.

•	XOMA entered into a five-year, $35.0 million term loan facility with Goldman Sachs Specialty Lending Holdings, Inc. and borrowed the full amount thereunder. The loan will bear interest at an annual rate equal to six-month LIBOR plus 5.25% and is secured by all rights to receive payments due XOMA relating to RAPTIVA®, LUCENTIS™ and CIMZIA™. Payments received by XOMA in respect of these payment rights will be used to make semi-annual interest payments under the facility, and amounts in excess of interest requirements may be used to pay down principal at the discretion of the lender. Proceeds will be used for general corporate purposes. This financing is not dilutive to shareholders, and XOMA remains the owner of these royalty streams, subject to the pledge.

•	XOMA completed an agreement with Attenuon LLC to humanize ATN-658, an antibody being developed against a cancer target. This is XOMA’s second Human Engineering™ agreement since launching its Human Engineering™ technology as an external business offering in 2006.

•	NEUPREX® received an orphan medicinal product designation in the European Union for use in meningococcal disease. XOMA is completing the regulatory assessment for submission of a marketing application under the European Medicines Agency’s Exceptional Circumstances approval mechanism.

•	XOMA completed a cross license with Affimed Therapeutics AG (“Affimed”) under which Affimed will construct two customized patient-derived human antibody phage display libraries according to XOMA specifications.

•	XOMA brought XOMA 629, its investigational product for mild to moderate acne, back into development during the quarter with a new formulation that is expected to improve skin penetration.

“During the third quarter, we made progress on multiple fronts to move products forward in XOMA’s pipeline while continuing to expand our collaborations and other revenue generating activities designed to move XOMA toward profitability,” said John L. Castello, chairman of the board, president, and chief executive officer of XOMA. “In addition to advancing products toward approval, our corporate focus continues to be on securing new licensees for our technologies, forming new drug discovery collaborations and completing new contracts for antibody development and manufacturing. Because revenues from collaborations, licenses and manufacturing agreements occur only after agreements are completed and not in any designated quarter, XOMA’s financial results may not show a smooth progression toward our goals.”

Financial Discussion

Revenues

Total revenues for the third quarter of 2006 were $7.4 million, compared with $4.4 million during the third quarter of 2005. Revenues for the first nine months of 2006 increased 63% to $20.5 million from $12.6 million in the first nine months of 2005.

License and collaborative fee revenues were $0.6 million for the quarter ended September 30, 2006, compared with $0.9 million for the same period of 2005. Contract revenues totaled $3.8 million for the three months ended September 30, 2006, compared with $1.9 million for the same period of 2005, reflecting an increase in contract manufacturing process services performed under XOMA’s existing contract with NIAID to develop three anti-botulinum neurotoxin monoclonal antibody therapeutics. Royalties were $2.9 million for the third quarter of 2006 compared with $1.7 million in the year-ago quarter, reflecting increases in royalty revenues from the sale of Genentech’s

RAPTIVA® and royalties from the first full quarter of sales of Genentech’s LUCENTIS™. Royalty percentages on BCE licenses range from 0.5% to 3% of net sales, and the royalty on LUCENTIS™ is toward the lower end of this range.

Expenses

XOMA’s research and development expense for the third quarter of 2006 totaled $12.7 million, compared with $9.4 million for the same period of 2005. The $3.3 million increase primarily reflects increases in spending on the Company’s development contracts with NIAID, Schering-Plough Research Institute, Taligen Therapeutics, Inc. and its project for AVEO Pharmaceuticals, Inc.; its internal programs for XOMA 052 and for NEUPREX®, and continued work under the Lexicon Genetics, Inc. (Nasdaq: LEXG) collaboration. These increases were partially offset by decreased spending on the Company’s collaboration projects for RAPTIVA®, HCD122, MLN2222 and Aphton Corporation and its internal program for XOMA 629, all of which were active in last year’s quarter, with HCD122 and XOMA 629 being the only projects of this group continuing into 2006.

General and administrative expense for the three months ended September 30, 2006, was $4.2 million compared with $3.2 million for the 2005 quarter. The increase of $1.0 million resulted primarily from expenses relating to higher legal and consulting expenses.

XOMA recorded interest expense for the third quarter totaling $1.7 million. This expense consists primarily of interest payable of $0.9 million on XOMA’s convertible debt and $0.3 million on its loan with Novartis Vaccines and Diagnostics, Inc. (“Novartis” formerly known as Chiron Corporation) plus amortized costs associated with the convertible debt of $0.3 million and a charge to interest expense of $0.2 resulting from an increase in fair value of the embedded derivative on the convertible debt. XOMA’s third quarter 2005 interest expense of $1.2 million consisted of interest of $1.1 million on its outstanding convertible notes and $0.1 million on the Novartis loan.

Liquidity and Capital Resources

Cash, cash equivalents and short-term investments at September 30, 2006, totaled $23.5 million compared with $43.5 million at the end of 2005. The $20.0 million decrease from the prior year primarily reflects cash used in operations of $28.6 million and cash used in the purchase of fixed assets of $6.8 million, partially offset by cash provided by financing activities of $15.3 million, primarily from the $12.5 million in notes issued for cash in XOMA’s convertible debt exchange. Cash used in operations during the third quarter of 2006 was $10.1 million compared with $8.8 million during the third quarter of 2005.

Based on current spending levels, anticipated revenues, collaborator funding, proceeds from the convertible note offerings in February of 2005 and February of 2006, the November 2006 term loan and other sources of funding it believes to be available, XOMA estimates that it has sufficient cash resources to meet its anticipated net cash needs through at least 2008. Any significant revenue shortfalls, increases in planned spending on development programs or more rapid progress of development programs than anticipated, as well as the unavailability of anticipated sources of funding, could shorten this period. Progress or setbacks by potentially competing products may also affect XOMA’s ability to raise new funding on acceptable terms.

Long Term Debt

At September 30, 2006, XOMA had $58.4 million of 6.5% convertible senior notes due in 2012, including the embedded derivative of $5.7 million. Long term debt to Novartis totaled $15.8 million, representing XOMA’s cumulative draw down against a $50.0 million loan facility established to facilitate XOMA’s participation in its oncology collaboration with Novartis, plus accrued but unpaid interest.

Product Highlights

RAPTIVA® (Efalizumab): Royalty from Genentech

Worldwide sales of RAPTIVA® in the third quarter of 2006 were $40.7 million, with $22.6 million coming from Genentech’s sales in the U.S. and $18.1 million from Serono SA’s sales internationally. Worldwide sales in the third quarter of 2005 were $30.9 million.

Worldwide sales of RAPTIVA® in the first nine months of 2006 were $114.9 million compared with $80.6 million for the same period in of 2005. U.S. sales of RAPTIVA® for the first nine months of 2006 were $66.2 million compared with $58.8 million in the first nine months of 2005. International sales of RAPTIVA® for the first nine months of 2006 were $48.7 million; sales outside of the U.S. for the same period of 2005 were $21.8 million.

LUCENTIS™ (Ranibizumab injection): Royalty from Genentech

LUCENTIS™ is produced by Genentech under a Bacterial Cell Expression license from XOMA, and XOMA receives a royalty on worldwide sales of LUCENTIS™. After its approval and launch on June 30, 2006, Genentech recorded U.S. sales of $152.5 million of the drug in the third quarter. At this time, LUCENTIS™ is approved in only one country outside the United States, Switzerland. International sales of LUCENTIS™ in the third quarter were $3.9 million.

Therapeutic Antibodies Program: Collaboration with Novartis

In 2005, XOMA and Chiron Corporation (now Novartis) initiated separate Phase I clinical trials in advanced chronic lymphocytic leukemia (“CLL”) and multiple myeloma (“MM”) with CHIR-12.12 (now HCD122), the first product candidate selected under the collaboration. Both of these studies are ongoing.

Therapeutic Antibodies Program: Collaboration with Schering-Plough

In May of 2006, XOMA and Schering-Plough Corporation (NYSE: SGP) formed a collaboration to develop one or more antibodies against targets identified by Schering-Plough. This collaboration saw continued pre-clinical progress during the third quarter. Under the collaboration, Schering-Plough makes up-front and milestone payments to XOMA, funds XOMA’s R&D activities related to the agreement and will pay royalties to XOMA on sales of products resulting from the collaboration.

BPI Program: NEUPREX®

NEUPREX® (opebacan) is an injectable formulation of rBPI21, a modified recombinant fragment of human bactericidal/permeability-increasing protein (“BPI”). BPI is a human host-defense protein made by a type of white blood cell that is involved in the body’s defenses against microbial infection.

During the third quarter, NEUPREX® was granted orphan medicinal product status in the European Union for meningococcal disease. Orphan status provides financial benefits to XOMA prior to and after marketing approval of the product. XOMA is evaluating the possibility of submitting a marketing authorization application for NEUPREX® in the EU under the Exceptional Circumstances mechanism based on clinical safety and efficacy data currently available in meningococcemia. This is a defined regulatory pathway for drugs where the applicant is not capable of providing comprehensive safety and efficacy data under normal conditions of use.

In March of 2006, XOMA began an Investigator Sponsored Trial (“IST”) of NEUPREX® at the Southwestern Medical Center in Dallas for patients with severe burns. In July, the first patient was dosed under this trial. This IST joins with another IST initiated in October of 2003 for pediatric open heart surgery patients. In the fourth quarter, XOMA expects to begin a third trial for NEUPREX® in allogeneic hematopoietic stem cell transplant (“HSCT”) at two clinics operated by the Harvard Medical School. In addition to their conventional medical application in oncology, the HSCT studies may provide proofs of concept for the use of NEUPREX® in acute radiation syndrome as a possible biodefense indication.

XOMA 052

XOMA 052 (formerly XMA005.2) is a high-affinity, Human Engineered™ monoclonal antibody with potent inhibitory activity against its inflammatory target. XOMA developed this antibody independently and continues to own all rights to it. XOMA is currently evaluating XOMA 052 in preclinical studies. Possible indications include osteoarthritis and rheumatoid arthritis. Pre-clinical studies continued during the third quarter of 2006. XOMA plans to file an IND and begin clinical testing for XOMA 052 in 2007.

XOMA 629

XOMA 629, a drug for the treatment of mild to moderate acne, returned to XOMA’s development pipeline in the third quarter. In 2004, the results from a Phase II clinical trial were inconclusive. XOMA has reformulated the drug with a new vehicle that has met key criteria for skin penetration and antimicrobial activity. XOMA expects to enter the clinic with the reformulated drug in 2007.

Investor Conference Call

XOMA has scheduled an investor conference call and webcast to discuss its third quarter 2006 results for today, November 9, 2006, beginning at 5:00 pm EST (2:00 pm PST). The webcast can be accessed via XOMA’s website at http://www.xoma.com and will be archived on the site until close of business on March 15, 2007. To obtain phone access to the live conference call in the U.S. and Canada, dial 1-877-407-9205. International callers should dial 1-201-689-8054. No conference ID is necessary. An audio replay will be available beginning two hours following the conclusion of the call through 11:59 pm Eastern (8:59 pm Pacific) on November 23, 2006. Access numbers for the replay are 1-877-660-6853 (U.S./Canada) or 1-201-612-7415 (International). Two access numbers are required for the replay: account number 286 and conference ID # 217165.

About XOMA

XOMA is a leader in the discovery, development and manufacture of therapeutic antibodies, with a therapeutic focus that includes cancer and immune diseases. XOMA has royalty interests in RAPTIVA® (efalizumab), a monoclonal antibody product marketed worldwide (by Genentech, Inc. (NYSE: DNA) and Serono, SA) to treat moderate-to-severe plaque psoriasis, and LUCENTIS™ (ranibizumab injection), a monoclonal antibody product marketed worldwide (by Genentech and Novartis AG (NYSE: NVS)) to treat neovascular (wet) age-related macular degeneration.

The company has built a premier antibody discovery and development platform that includes access to seven of the leading commercially available antibody phage display libraries and XOMA’s proprietary Human Engineering™ and bacterial cell expression (BCE) technologies. More than 45 companies have signed BCE licenses. XOMA’s development collaborators include Lexicon Genetics, Inc. (Nasdaq: LEXG), Novartis, Schering-Plough Corporation (NYSE: SGP) and Takeda Pharmaceutical Company Limited (TSE4502: Takeda). With a fully integrated product development infrastructure, XOMA’s product development capabilities extend from preclinical sciences to product launch. For more information, please visit the company’s website at www.xoma.com.

Certain statements contained herein related to the sufficiency of XOMA’s cash resources, levels of future expenses and cash, future sales of approved products, as well as other statements related to current plans for product development and existing and potential collaborative and licensing relationships, or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things, the period for which XOMA’s cash resources are sufficient could be shortened if expenditures are made earlier or in larger amounts than anticipated or are unanticipated, if anticipated revenues or cost sharing arrangements do not materialize, or if funds are not otherwise available on acceptable terms; expense levels and cash utilization may be other than as expected due to unanticipated changes in XOMA’s research and development programs; and the sales efforts for approved products may not be successful if the parties responsible for marketing and sales fail to meet their commercialization goals, due to the strength of competition, if physicians do not adopt the products as treatments for their patients or if remaining regulatory approvals are not obtained or maintained.

These and other risks, including those related to the results of discovery and pre-clinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); changes in the status of existing collaborative relationships; the ability of collaborators and other partners to meet their obligations; XOMA’s ability to meet the demands of the United States government agency with which it has entered into its government contracts; competition; market demands for products; scale-up and marketing capabilities; availability of additional licensing or collaboration opportunities; international operations; share price volatility; XOMA’s financing needs and opportunities; uncertainties regarding the status of biotechnology patents; uncertainties as to the costs of protecting intellectual property; and risks associated with XOMA’s status as a Bermuda company, are described in more detail in XOMA’s most recent filing on Form 10-Q and in other SEC filings. Consider such risks carefully when considering XOMA’s prospects.

Condensed Financial Statements Follow

###

Contact:

Paul Goodson

Sr. Director, Investor Relations

goodson@xoma.com

Tel: (510) 204-7270

XOMA Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	September 30, 2006	December 31, 2005
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$10,517	$20,804
Short-term investments	12,942	22,732
Receivables, net	6,489	5,186
Related party receivables	55	98
Prepaid expenses	1,370	975
Debt issuance costs	477	493

Total current assets	31,850	50,288
Property and equipment, net	22,144	19,056
Related party receivables – long-term	75	93
Debt issuance costs – long-term	2,067	2,683
Deposits	457	457

Total assets	$56,593	$72,577

LIABILITIES AND SHAREHOLDERS’ EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
Accounts payable	$3,702	$5,648
Accrued liabilities	5,623	5,717
Accrued interest	949	1,652
Deferred revenue	5,738	3,527

Total current liabilities	16,012	16,544
Deferred revenue – long-term	4,285	4,333
Convertible debt – long-term	58,400	60,000
Interest bearing obligation – long-term	15,793	12,373

Total liabilities	94,490	93,250
Commitments and contingencies	—	—
Shareholders’ equity (net capital deficiency):
Preference shares, $.05 par value, 1,000,000 shares authorized
Series A, 135,000 designated, no shares issued and outstanding	—	—
Series B, 8,000 designated, 2,959 shares issued and outstanding; aggregate liquidation preference of $29.6 million	1	1
Common shares, $.0005 par value, 210,000,000 shares authorized, 97,569,353 and 86,312,712 shares outstanding at September 30, 2006 and December 31, 2005, respectively	49	43
Additional paid-in capital	675,143	655,041
Accumulated comprehensive income (loss)	(44)	(66)
Accumulated deficit	(713,046)	(675,692)

Total shareholders’ equity (net capital deficiency)	(37,897)	(20,673)

Total liabilities and shareholders’ equity (net capital deficiency)	$56,593	$72,577

XOMA Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited, in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Revenues:
License and collaborative fees	$636	$856	$2,021	$4,036
Contract and other revenue	3,813	1,858	11,588	4,050
Royalties	2,906	1,712	6,862	4,492

Total revenues	7,355	4,426	20,471	12,578

Operating costs and expenses:
Research and development (including contract related of $3,331 and $7,942, respectively, for the three and nine months ended September 30, 2006, and $956 and $2,741 for the three and nine months ended September 30, 2005)	12,671	9,383	36,956	28,932
General and administrative	4,189	3,243	13,628	10,703

Total operating costs and expenses	16,860	12,626	50,584	39,635

Loss from operations	(9,505)	(8,200)	(30,113)	(27,057)
Other income (expense):
Investment and interest income	329	454	1,171	1,441
Interest expense	(1,655)	(1,236)	(8,400)	(3,014)
Other income (expense)	(5)	(10)	(12)	41,174

Net income (loss) from operations before taxes	(10,836)	(8,992)	(37,354)	12,544
Provision for income taxes	—	2	—	40

Net income (loss)	$(10,836)	$(8,994)	$(37,354)	$12,504

Basic net income (loss) per common share	$(0.11)	$(0.10)	$(0.40)	$0.15

Diluted net income (loss) per common share	$(0.11)	$(0.10)	$(0.40)	$0.13

Shares used in computing basic net income (loss) per common share	97,414	86,277	94,041	86,091

Shares used in computing diluted net income (loss) per common share	97,414	86,277	94,041	117,666